SEGALL BRYANT & HAMILL TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

October 18, 2023

VIA EDGAR

Ms. Kimberly McManus

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. File No.: 333-274549 and 811-03373

Dear Ms. McManus:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (“Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2023 (accession number 0001580642-23-004982) with regard to the Barrett Opportunity Fund, a newly created series of the Registrant.

In connection with this response letter, and on or around October 18, 2023, the Registrant anticipates filing, pursuant to Rule 488, the Registrant’s Definitive Proxy Statement under the Securities Act which is expected to include: (i) changes to the Proxy Statement in response to the Staff’s comments, (ii) updates to include certain missing information, as requested by the staff, (iii) certain other non-material information; and (iv) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided October 5, 2023 to the Proxy Statement, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission Division of Investment Management October 18, 2023 Page 2
1.	Staff Comment: Please ensure that all applicable disclosure is aligned in the registration statement filing for the Barrett Opportunity Fund filed on Form N-1A under Rule 485(a) and the Proxy Statement filed on Form N-14.

Registrant’s Response: Comment complied with. Registrant notes that it has made certain changes to the Form N-14 for conformity with revisions that are being including in the Rule 485(b) filing for the New Fund.

2.	Staff Comment: Confirm in your response that no disclosure is required under Regulation S-X 6-11(d)(1)(ii) or (iii).

Registrant’s Response: Registrant confirms that no disclosure is required under Regulation S-X 6-11(d)(1)(ii) or (iii).

3.	Staff Comment: If applicable, provide disclosure related to capital loss carry forwards and any potential limitations on use as a result of the merger.

Registrant’s Response: The Barrett Opportunity Fund does not have capital loss carry forwards or any other potential limitations on use as a result of the merger.

4.	Staff Comment: With regard to the second question “What is the purpose of the Reorganization?” in the section “Questions and Answers” in the Proxy Statement, please expand the answer to address the purpose of the reorganization. The first sentence in the answer is conclusory and the remainder of the answer details the effect of the reorganization. Please include in the answer why the Registrant is engaging in the reorganization.

Registrant’s Response: The following disclosure was added to the “What is the purpose of the Reorganization?” response in the “Question and Answers” section of the proxy statement:

“CI Financial, the parent company of both Barrett, and the New Adviser, is in the process of restructuring its U.S. affiliated investment advisory businesses. As part of that process, CI Financial is seeking to consolidate the mutual fund businesses of its affiliated advisers to the New Adviser to ease the burden of many smaller advisers having to comply with the enhanced compliance and other regulatory requirements specific to investment advisers to registered investment companies. CI Financial and Barrett also believe that the proposed Reorganization would provide the Existing Fund with the ability to experience greater economies of scale by being included in a suite of funds with greater assets under management as well as improved fee arrangements with certain outside service providers. In light of CI Financial's restructuring and the possible economies of scale that could be realized by the Existing Fund if the Reorganization was approved, CI Financial and Barrett proposed the Reorganization to the Board of Directors of the Existing Fund.”

U.S. Securities and Exchange Commission Division of Investment Management October 18, 2023 Page 3

5.	Staff Comment: With regard to the answer addressed to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Existing Fund?” in the section “Questions and Answers” in the Proxy Statement, please include a statement that fees may increase after the expiration of the Expense Limitation Agreement.

Registrant’s Response: Comment complied with. Registrant has added a sentence at the end of the final sentence in the final paragraph in this section stating that, “After the expiration of the Expense Limitation Agreement, the New Fund’s total annual fund operating expenses paid by the shareholders may increase.”

6.	Staff Comment: In the section incorporating documents by reference in the Proxy Statement, as found on page 14, please include by reference and hyperlink the most recent semi-annual report for the Existing Fund.

Registrant’s Response: Comment complied with.

7.	Staff Comment: With regard to the last sentence of the first paragraph under the heading “Comparison of Shareholder Fees and Annual Fund Operating Expenses” on page 21 of the Proxy Statement which states: “These fees and expenses are based on expenses incurred by the Existing Fund during its most recently completed fiscal year,” please confirm that information provided in the Form N-14 reflects current fees in accordance with Item 3 of Form N-14.

Registrant’s Response: Registrant confirms the information provided in Form N-14 reflects the current fees in accordance with Item 3 of Form N-14.

8.	Staff Comment: Please update the Capitalization table on pages 24 and 25 of the Proxy Statement to reflect a date within 30 days of filing.

Registrant’s Response: Comment complied with.

9.	Staff Comment: With regard to the last sentence of the paragraph under the heading “Reasons for the Reorganization” in the section “Information About the Reorganization” on page 25 of the Proxy Statement relating to economies of scale, please expand upon the details of the source of savings and clarify any assumptions made in connection with this statement (i.e., what are the lower operational expenses attributable to?).

Registrant’s Response: Registrant has revised last sentence to read as follows: “In addition, CI Financial and Barrett believe that the proposed Reorganization would also provide the Existing Fund with the ability to experience greater economies of scale by being included in a suite of funds with greater assets under management as well as improved fee arrangements with certain outside service providers (e.g., administration, custody and other fees and expenses would be borne across a larger number of funds resulting in less expenses for the New Fund than the Existing Fund).”

U.S. Securities and Exchange Commission Division of Investment Management October 18, 2023 Page 4
10.	Staff Comment: With regard to the disclosure provided under the heading “Board Considerations” in the section “Information About the Reorganization” on page 25 of the Proxy Statement, please confirm that the disclosure reflects all Board considerations, including those not in favor of the Reorganization. If the Board’s considerations included any adverse considerations, please disclose, or confirm that none were considered.

Registrant’s Response: Based on information provided by the Existing Fund, the disclosure provided under the heading “Board Considerations” accurately reflects all of the Existing Fund Board’s considerations in determining to approve the Reorganization. There were not any major considerations that were not in favor of the Reorganization.

11.	Staff Comment: With regard to the second sentence of the third paragraph under the heading “Board Considerations” in the section “Information About the Reorganization” on page 26 of the Proxy Statement, please include the expiration of the Expense Limitation Agreement on November 30, 2025.

Registrant’s Response: The Registrant has revised the subject statement as follows (emphasis supplied to denote edit): “The Board considered that the New Adviser had agreed to enter into a fee waiver and Expense Limitation Agreement that would cap the New Fund’s total annual operating expenses at 0.99% through November 30, 2025.”

12.	Staff Comment: With regard to the first sentence of the fourth paragraph under the heading “Board Considerations” in the section “Information About the Reorganization” on page 26 of the Proxy Statement, which states: “In its deliberations, the Board considered other options, including a potential merger of the Existing Fund into another operational fund and the complete liquidation of the Fund,” please explain why the Board pursued this Reorganization as opposed to the alternative option of a merger into another operational fund. It is not clear why this option was not feasible.

Registrant’s Response: As stated in the “Board Considerations” section, a reorganization into another operational fund would not be feasible due to the embedded capital gains in the Existing Fund, which would be transferred to the acquiring fund. The Board did not know of any funds, nor could it foresee many, if any, funds that would be willing to and comfortable with acquiring the Existing Fund in light of the embedded capital gains and small asset size of the Existing Fund.

13.	Staff Comment: In the section “Additional Information About the Funds” under the heading “Description of Securities to be Issued; Rights of Shareholders” on page 32 of the Proxy Statement, disclose prominently if there are any material changes to shareholder rights resulting from the change to a Massachusetts business trust or confirm that no material differences exist.

Registrant’s Response: Comment complied with.

14.	Staff Comment: Please revise the disclosure under the fourth paragraph in the section “Voting Information” on page 39 of the Proxy Statement relating to broker votes to indicate to shareholders

U.S. Securities and Exchange Commission Division of Investment Management October 18, 2023 Page 5

that if they do not instruct their broker how to vote their shares then their shares will not be present at the meeting for quorum, voting or any other purpose. In addition, please disclose any proxies delivered by brokers purporting broker non-votes or that reference uninstructed shares with respect to any position as invalidly delivered with respect to those positions, and accordingly, the affected shares will not be considered as present at the meeting for quorum or any other purpose. This comment is made pursuant to Item 21 of Schedule 14A and NYSE Rule 450 and following.

Registrant’s Response: Comment complied with. The following language has replaced the second paragraph in the referenced section:

If you return your proxy and you have voted to "abstain," your proxy will be counted for purposes of quorum, but will be counted as a vote against the Reorganization. If your vote is held through a broker and you do not instruct the broker how to vote your shares, then your shares will not be counted as present at the meeting for quorum, voting or any other purpose. The Fund does not expect to receive "broker non-votes" because there are no proposals for which the brokers will have authority to vote and, if it does, the affected shares will not be considered as present at the meeting for quorum or any other purpose. Under the rules of the New York, Stock Exchange (“NYSE”), if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power and the shares will not be present at the meeting for quorum, voting or any other purpose. The NYSE considers the Reorganization to be a non-routine matter that affects substantially a shareholder’s rights or privileges.

15.	Staff Comment: Please update Appendix B to the Proxy Statement to also include a statement of the officers’, directors’ and board members’ ownership as a group or a statement that such group owns less than 1% of the total outstanding shares pursuant to Item 7(c)(4)(iii) of Form N-14.

Registrant’s Response: Registrant confirms that this information will be included in the amended filing.

16.	Staff Comment: Please update the proxy card to allow a separate vote on Item 2 relating to adjournment so that shareholders may decide whether to vote in favor of adjournment.

Registrant’s Response: Comment complied with.

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17.	Staff Comment: With regard to Exhibit 11 to Part C, the legal opinion of Davis Graham and Stubbs, LLP, please remove or revise assumption six as it is overly broad and assumes away part of the opinion that securities when sold will be legally issued.

Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Maggie Bull, at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq.

Secretary

Segall Bryant & Hamill Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP